March 18, 2021

VIA EDGAR

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Rocket Internet Growth Opportunities Corp. (the “Issuer”)

Registration Statement on Form S-1

Filed February 9, 2021, as amended

File No. 333-252913

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Issuer that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York City time, on March 22, 2021, or as soon thereafter as practicable, or at such other time as the Issuer or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective. Concurrently, the undersigned withdraws its original request, dated March 17, 2021, joining the Company’s request to declare the Registration Statement effective on March 18, 2021.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each prospective underwriter or dealer, who is reasonably anticipated to participate in the distribution of the Issuer’s securities registered in connection with the above-reference Registration Statement, as many copies of the proposed preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Sole Underwriter

By:	/s/ Israel Halpert
Name: Israel Halpert
Title: Managing Director